Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

Year-end report for the financial year May 1, 2016 – April 30, 2017

Oasmia separates its veterinary assets

Fourth QUARTER February 1 – April 30, 2017

•	Consolidated net sales amounted to TSEK 44 compared to TSEK 59 in the fourth quarter previous year.

•	Operating loss was TSEK 37,411 compared to a loss of TSEK 30,619 in the fourth quarter previous year.

•	Net loss after tax amounted to TSEK 42,082 compared to a loss of TSEK 32,982 in the fourth quarter previous year.

•	Loss per share was SEK 0.35 compared to a loss of SEK 0.31 in the fourth quarter previous year.

•	Comprehensive loss was TSEK 42,082 compared to a loss of TSEK 32,996 in the fourth quarter previous year.

THE PERIOD May 1, 2016 – 30 April 2017

•	Consolidated net sales amounted to TSEK 172 compared to TSEK 6,373 in the previous financial year.

•	Operating loss was TSEK 140,481 compared to a loss of TSEK 132,691 in the previous financial year.

•	Net loss after tax amounted to TSEK 160,243 compared to a loss of TSEK 141,539 in the previous financial year.

•	Loss per share was SEK 1.42 compared to a loss of SEK 1.39 in the previous financial year.

•	Comprehensive loss was TSEK 160,230 compared to a loss of TSEK 141,557 in the previous financial year.

•	Oasmia has carried out a private placement of convertible debt instruments to the tune of MSEK 42. These have been fully converted to new shares.

•	The company has carried out a private placement of convertible debt instruments with offset rights totalling MSEK 26 to replace previous outstanding convertible debt instruments.

•	The Board does not intend to propose any dividends for the financial year May 1, 2016 – April 30, 2017.

•	Anders Lönner has resigned from the company’s Board of Directors.

EVENTS AFTER CLOSING DAY

•	The company’s Board has decided to transfer the company’s veterinary assets to its American subsidiary and has appointed a New York-based investment bank to assist in the evaluation of financial and strategic alternatives for these assets.

•	Oasmia held an Extraordinary General Meeting on June 2, 2017. A resolution was adopted to authorize the Board to decide on the issue of shares, warrants and/or convertibles of a maximum of 40,000,000 shares. Furthermore, new warrant programs were adopted as compensation for previously adopted warrant programs which, due to a formal error, proved to be invalid and therefore were cancelled.

COMMENTS FROM THE CEO:

Dear Shareholders,

Oasmia’s Board of Directors has made the exciting but at the same time challenging decision to transfer the company’s veterinary assets to our American subsidiary. The American market is the largest at the same time as unlike in Europe a shortcut to the market can be obtained by being granted so-called MUMS (Minor Use Minor Species) status by the authorities, which means that after a confirmatory phase II study conditional approval may be obtained. If conditional approval is obtained, a company then has five years to perform a pivotal phase III study but has the right to sell the product during this period.

One of the large global audit firms has independently valued the assets of our product candidates Paccal Vet and Doxophos Vet to be in the range of USD 75 to 80 million. This valuation supports Oasmia’s positive view of the potential for our veterinary drugs. In order to evaluate the various financial and strategic alternatives for the veterinary division, the company has appointed an investment bank and other advisors. The transaction is being carried out with a view to giving the company a stable financial foundation with external financing, which enables further development and commercialization on the American market with the help of external players. The decision to make the transfer was made after the end of the quarter and naturally has high priority.

During the period the application processes for marketing authorization from EMA for Apealea have continued. We have received follow-up questions from EMA which we will address no later than August 15th. Regarding Doxophos we are also in the final stages of the registration process with the Russian pharmaceutical authority.

In May, the company was inspected by the authorities of Kazakhstan without remark.

The company sees results from the previously announced efficiency program. The company´s running costs for the business are decreasing and we see further effects of this in the future. For example, our other external expenses have decreased considerably compared to previous year.

During the quarter Oasmia has offset the majority of the convertible debt instruments that matured during the period and has also strengthened its finances by issuing new convertible debt instruments to the tune of MSEK 42. These have already been converted to new shares.

We have faced challenges regarding sales and revenues for Paclical in Russia. Oasmia is currently evaluating strategic measures and changes so that Paclical will be more widely used. We will shortly make a decision regarding the plan to advance our positions but we still have confidence in the Russian market.

Oasmia continues to focus on supporting hospitals’ doctors and treatment teams as well as patients suffering from cancer.

Kind regards,

Mikael Asp
CEO